Filed Pursuant to Rule 433

Registration No. 333-170794

CHASE ISSUANCE TRUST

Class A(2012-8)

(REOPEN)

Supplement dated December 13, 2012

(to Free Writing Prospectus Dated December 6, 2012)

$950,000,000

This supplement replaces in its entirety the information disclosed in the Free Writing Prospectus dated December 6, 2012 relating to the Class A(2012-8) Notes.

Chase Issuance Trust has prepared a prospectus supplement dated December 6, 2012, a supplement thereto dated December 12, 2012 and a prospectus dated November 1, 2012 which describe the Class A(2012-8) notes to be issued by the issuing entity. These Class A(2012- 8) notes form a part of the same tranche and, except for the issuance date, have the same terms as, and are fungible with, the issuing entity’s $650,000,000 Class A(2012-8) notes which were issued on November 21, 2012, and which have an interest rate of 0.54% per annum, a scheduled principal payment date of October 15, 2015 and a legal maturity date of October 16, 2017. Upon completion of this offering, the aggregate outstanding dollar principal amount of Class A(2012-8) notes will be $1,600,000,000. You should review the prospectus supplement, the supplement thereto and the prospectus in their entirety before deciding to purchase any of these Class A(2012-8) notes.

Ratings

Chase Issuance Trust will issue these Class A(2012-8) notes only if they are rated by the following nationally recognized statistical rating organization as follows:

Fitch, Inc.	AAAsf**
Standard & Poor’s Ratings Services	AAA(sf)**

A rating addresses the likelihood of the payment of interest on a note when due and the ultimate payment of principal of that note by its legal maturity date. A rating does not address the likelihood of payment of principal of a note on its scheduled principal payment date. In addition, a rating does not address the possibility of an early payment or acceleration of a note, which could be caused by an early amortization event or an event of default. A rating is not a recommendation to buy, sell or hold notes and may be subject to revision, withdrawal or qualification at any time by the assigning rating agency. Each rating is based on the corresponding rating agency’s independent evaluation of the receivables and the availability of any credit enhancement for the notes. Ratings will be monitored by the applicable rating agencies while the notes are outstanding and, in certain instances described herein, Chase Bank USA, National Association or its affiliates may from time to time request the applicable rating agencies to confirm their ratings with respect to the notes. A rating, or a change, withdrawal or qualification of a rating, by one rating agency will not necessarily correspond to a rating, or a change, withdrawal or qualification of a rating, from any other rating agency.

J.P. Morgan

The issuing entity has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuing entity has filed with the SEC for more complete information about the issuing entity and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Chase Bank USA, National Association, the issuing entity, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling (866) 669-7629 or by emailing the ABS Syndicate Desk at abs_synd@jpmorgan.com.

* An “sf” or “(sf)” in the credit rating denotes an identification for structured finance product ratings that was implemented by the rating agencies as of September 2010.